UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, October 2021

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi

Bangkok 10210, Thailand

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ITEM 4.01 CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Former Independent Registered Public Accounting Firm

On October 25, 2021, Guardforce AI Co., Limited (the “Company”) dismissed its independent registered public accounting firm, Wei, Wei & Co., LLP (“Wei, Wei & Co.”), effective immediately.

The audit reports of Wei, Wei & Co. on the Company’s financial statements as of and for the fiscal years ended December 31, 2020 and 2019 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and Board of Directors of the Company.

During the Company’s two most recent fiscal years ended December 31, 2020 and 2019, and for the subsequent interim period through October 25, 2021, the Company had no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K) with Wei, Wei & Co. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Wei, Wei & Co., would have caused it to make reference in connection with its opinion to the subject matter of the disagreements.

During the Company’s two most recent fiscal years ended December 31, 2020 and 2019, and for the subsequent interim period through October 25, 2021, there was no “reportable event,” as that term is defined in Item 304(a)(1)(v) of Regulation S-K and the instructions related thereto.

In accordance with Item 304(a)(3) of Regulation S-K, the Company furnished Wei, Wei & Co. with a copy of this Current Report on Form 6-K on October 28, 2021, providing Wei, Wei & Co. with the opportunity to furnish the Company with a letter addressed to the SEC stating whether it agrees with the statements made by the Company herein in response to Item 304(a) of Regulation S-K and if not, stating the respects in which it does not agree. Attached as Exhibit 16.1 is a copy of Wei, Wei & Co.’s letter addressed to the SEC relating to the statements made by the Company in this report.

New Independent Registered Public Accounting Firm

On October 19, 2021, the Audit Committee and the Board of Directors of the Company appointed PKF Littlejohn LLP (“PKF”) as its new independent registered public accounting firm to audit and review the Company’s financial statements.

During the Company’s two most recent fiscal years ended December 31, 2020 and 2019, and for the subsequent interim period through the date hereof prior to the engagement of PKF, neither the Company nor anyone on its behalf consulted PKF regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or on the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that PKF concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

Issuance of Press Release

On October 29, 2021, the Company issued a press release announcing the engagement of MZ Group to lead a comprehensive strategic investor relations and financial communications program across all key markets and the appointment of PKF as its new independent registered public accounting firm.

The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits:

Exhibit No.	Description
16.1	Letter from Wei, Wei & Co., LLP, dated October 28, 2021.
99.1	Press Release dated October 29, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2021	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from Wei, Wei & Co., LLP, dated October 28, 2021.
99.1	Press Release dated October 29, 2021

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